Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The consolidated ratios of earnings to fixed charges for each of the years indicated are as follows:

	Three Months Ended December 31,		For the Twelve Months Ended September 30,
(dollars in thousands)	2016	2015	2016	2015	2014	2013	2012
Earnings:
Income (Loss) before income taxes	$1,462	$1,344	$5,976	$3,698	$344	$(12,793)	$2,587
Plus: interest expense	1,866	1,476	6,732	5,248	5,071	6,944	8,412
Earnings including interest on deposits	$3,328	$2,820	$12,708	$8,946	$5,415	$(5,849)	$10,999
Less: interest on deposits	1,324	964	4,537	3,431	3,969	5,279	6,692
Earnings excluding interest on deposits	$2,004	$1,856	$8,171	$5,515	$1,446	$(11,128)	$4,307

Fixed charges (pre-tax)
Fixed charges including interest on deposits	$1,866	$1,476	$6,732	$5,248	$5,071	$6,944	$8,412
Less: interest on deposits	1,324	964	4,537	3,431	3,969	5,279	6,692
Fixed charges excluding interest on deposits	$524	$512	$2,195	$1,817	$1,102	$1,665	$1,720

Ratio of Earnings to Fixed Charges:
Excluding interest on deposits	3.7	3.6	3.7	3.0	1.3	-6.7	2.5
Including interest on deposits	1.8	1.9	1.9	1.7	1.1	-0.8	1.3